AMENDMENT NO. 2 TO

STOCK PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO STOCK PURCHASE AGREEMENT, dated as of April 1, 2014 (this “Amendment”), is entered into by and among CYTOCORE, INC., a Delaware corporation (the “Company”), MEDITE ENTERPRISES, INC., a Florida corporation (the “Holding Company”), MEDITE GMBH, a corporation organized under the laws of Germany and wholly owned by the Holding Company (“Medite”), Michael Ott and Michaela Ott, the sole shareholders of the Holding Company (each, a “Shareholder” and collectively, the “Shareholders”). The Company, Holding Company, Medite and the Shareholders are herein referred to collectively as the “Parties” and each individually as a “Party.” Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Purchase Agreement (as such term is defined in the recitals below).

WITNESSETH

WHEREAS, the Parties have entered into a Stock Purchase Agreement, dated as of January 11, 2014 pursuant to which the Company agreed to purchase 100% of the capital stock of the Holding Company from the Shareholders (the “Purchase Agreement”);

WHEREAS, pursuant to Section 2.1 of the Purchase Agreement, the Outside Date for the Closing was March 15, 2014, unless such date is extended by the requirements of law or the mutual agreement of the Parties;

WHEREAS, on March 15, 2014, the Parties entered into Amendment No. 1 to Stock Purchase Agreement pursuant to which they agreed to extend the Outside Date to April 3, 2014; and

WHEREAS, the Parties currently desire to amend the Purchase Agreement in order to make certain modifications to the Common Stock Consideration and the terms of the Private Placement required to be completed prior to the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Section 1. Amendments to the Purchase Agreement.

(i) Section 1.1(b) of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

(b) Consideration. Purchaser shall issue to the Shareholders up to One Billion Five Hundred Million (1,500,000,000) newly issued “restricted” shares of common stock, par value $0.001 par value per share, of the Purchaser (collectively, the “Common Stock Consideration”), less the Share Holdback (as hereinafter defined), which shall represent the full and complete consideration paid under this Agreement for the Shares. At the Closing, Purchaser shall issue to the Shareholders One Billion Four Hundred Sixty Eight Million Seven Hundred Fifty Thousand (1,468,750,000) shares of Purchaser Common Stock (the “Initial Common Stock Consideration”). In the event that Purchaser issues less than $2,500,000 of shares of Purchaser Common Stock in the Private Placement (as defined in Section 5.14 below), the Purchaser shall issue to the Shareholders upon completion of the Private Placement equal to that number of additional shares of Purchaser Common Stock (the “Final Common Stock Consideration):

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X = A – (B/$0.016)

Where:

X = the number of additional shares to be issued to the Shareholders

A = 31,250,000 shares

B – the gross proceeds received by Purchaser in the Private Placement in excess of $2,000,000

(ii) Section 2.2(b)(i) of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

(i) Certificates representing the Initial Common Stock Consideration, less the Share Holdback;

(iii) Section 5.14 of the Purchase Agreement shall be deleted in its entirety and replaced with the following:

5.14 Private Placement. On or before the Closing, Purchaser shall have completed a private placement of its equity securities resulting in gross cash proceeds to the Purchaser of a minimum of $1,250,000 and a maximum of $2,500,000, prior to the deduction of standard and customary offering expenses including brokerage, finders, or placement agent fees and commissions (the “Private Placement”). Upon the acceptance by the Purchaser of subscriptions for at least $1,250,000 at the Closing, the Purchaser may conduct any number of additional closings until the earlier of April 30, 2014 or the acceptance by the Purchaser of subscriptions aggregating $2,500,000. Certificates representing the Final Stock Consideration, if any, shall be issued to the Shareholders on or before April 30, 2014.

Section 2. Effectiveness of Amendment. Upon the execution and delivery of this Amendment, the Purchase Agreement shall thereupon be deemed to be amended as set forth in Section 1 above as fully and with the same effect as if such Amendment were set forth in the Purchase Agreement, and this Amendment and the Purchase Agreement shall henceforth respectively be read, taken and construed as one and the same instrument. All reference in the Purchase Agreement to “this Agreement” or “the Agreement” shall be deemed to be references to the Purchase Agreement as amended and modified by this Amendment. Except as specifically stated herein, all terms, covenants and conditions of the Purchase Agreement shall remain in full force and effect. Without limiting the foregoing, all references in the Purchase Agreement to “the date hereof,” “the date of this Agreement” or similar phrases or references shall continue to refer to January 11, 2014.

Section 3. Counterparts. This Amendment may be executed in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which shall constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CYTOCORE, INC.

By:	/s/ Robert F. McCullough

Name:	Robert F. McCullough

Title:	Chief Executive Officer

MEDITE ENTERPRISES, INC.

By:	/s/ Michael Ott

Name:	Michael Ott

Title:	Chief Executive Officer

MEDITE GMBH

By:	/s/ Michaela Ott

Name:	Michaela Ott

Title:	President

SHAREHOLDERS

/s/ Michael Ott
Michael Ott

/s/ Michaela Ott
Michaela Ott